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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 17264

AB 3/3

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Crown Capital Securities, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

725 Town and Country Road, Suite 530
(No. and Street)

Orange, California 92868
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Darol K. Paulsen, C.E.O. 714 547-9481
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bates Coughtry Reiss LLP
(Name – *if individual, state last, first, middle name*)

2601 Saturn Street, Suite 210 Brea California 92821-6702
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Darol K. Paulsen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crown Capital Securities, L.P., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

C.E.O.

Title

Notary Public

MENDY JIANNINO
Commission # 1774458
Notary Public - California
Orange County
My Comm. Expires Nov 18, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- EXEMPT ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- EXEMPT ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- EXEMPT ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CROWN CAPITAL SECURITIES, L.P.

AUDITORS' REPORT

DECEMBER 31, 2009

CROWN CAPITAL SECURITIES, L.P.

TABLE OF CONTENTS

C E R T I F I E D · P U B L I C · A C C O U N T A N T S

Bates
Coughtry
Reiss
LLP

Serving Growing
Companies Since 1967

David L. Bates
Wayne R. Coughtry
(1936 - 1997)
Stephen P. Janowicz*
Kenneth J. Liekhus*
Jeffrey P. Reiss

Brian D. Bates
Steve Bertolucci
Robyn R. Bjorklund
Kathy Evans
Lori Henderson
Debra L. Howe
Shawn B. LaBurn
Louis H. Lopez
Judith A. Pappe
(1946 - 2005)

*Professional Corporation

INDEPENDENT AUDITORS' REPORT

Management
Crown Capital Securities, L.P.
725 Town & Country Road, Suite 530
Orange, CA 92868

We have audited the accompanying statement of financial condition of Crown Capital Securities, L.P. (a Delaware Limited Partnership) as of December 31, 2009 and the related statements of income, changes in partners' capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Crown Capital Securities, L.P. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV, V, the SEC compliance letter, the report on Internal Control Pursuant to SEC. Rule 17a-5 and the report on applying agreed-upon procedures related to an entity's SIPC assessment reconciliation, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bates Coughtry Reiss LLP

Brea, California
February 24, 2010

2601 Saturn Street, Suite 210 • Brea, California 92821-6702 • Telephones 714·871·2422 • 800·214·2727 • FAX 714·871·2676

CROWN CAPITAL SECURITIES, L.P.
STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS

CURRENT ASSETS:	
Cash	$ 3,898,973
Commissions receivable	1,580,622
Prepaid insurance	95,076
Total current assets	5,574,671
OTHER ASSETS:	
Loans receivable	63,577
Deposit - Pershing	50,000
Deposit - Other	7,730
Total assets	$ 5,695,978

LIABILITIES AND PARTNERS' CAPITAL

CURRENT LIABILITIES:	
Commissions payable	$ 1,962,683
Conference deposits	180,584
Accrued expenses	66,660
Total current liabilities	2,209,927
LONG-TERM LIABILITIES	-
Total liabilities	2,209,927
COMMITMENTS	-
PARTNERS' CAPITAL	3,486,051
Total liabilities and partners' capital	$ 5,695,978

See Auditors' Report.
See Accompanying Notes to Financial Statements.

CROWN CAPITAL SECURITIES, L.P.
STATEMENT OF INCOME
For the Year Ended December 31, 2009

REVENUE:	
Variable Annuities	$ 9,360,205
Mutual Funds	5,404,926
RIA	6,265,889
Securities	1,662,162
Variable Life	390,459
Limited Partnerships	2,902,480
Tax Sheltered Annuities	601,967
Insurance	3,115
Interest Income	5,969
Marketing Fees	239,460
Miscellaneous	44,686
Reimbursements	795,303
Total Revenue	27,676,621
EXPENSES:	
Automobile Expenses	15,997
Advertising, Printing, & Postage	164,283
Bank Charges	1,537
Commission Expense	23,211,036
Contract Service Fees - Personnel	1,892,657
Contract Service Fees - Facilities & Equipment	298,015
Conferences and Seminars	2,440
Computer Services	112,329
Computer Image Processing	24,480
Dues and Subscriptions	231,983
Insurance	679,468
Interest	15,267
Meals & Entertainment	80,531
Office Supplies and Expenses	35,179
Professional Fees	66,919
Tax, License and Permits	258,535
Miscellaneous Expenses	2,380
Security	12,985
Settlements	38,865
Total Expenses	27,144,886
NET INCOME	$ 531,735

See Auditors' Report.
See Accompanying Notes to Financial Statements.

CROWN CAPITAL SECURITIES, L.P.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
As of December 31, 2009

	General Partner	Limited Partners	Total
Beginning Partners' Capital	$ 2,311,641	$ 1,604,675	$ 3,916,316
Net Income	358,017	173,718	531,735
Distributions to Partners	(647,715)	(314,285)	(962,000)
Ending Balance at December 31, 2009	$ 2,021,943	$ 1,464,108	$ 3,486,051

See Auditors' Report.
See Accompanying Notes to Financial Statements.

CROWN CAPITAL SECURITIES, L.P.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2009
Increase (Decrease) in Cash and Cash Equivalents

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income		$ 531,735
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization of loan receivable commission	$ (63,577)	
Changes in operating assets and liabilities:		
Decrease in commissions receivable	6,759	
Increase in prepaid expenses	(47,220)	
Increase in deposits	(2,745)	
Increase in commissions payable	83,509	
Decrease in conference deposits	(37,110)	
Increase in accrued expenses	51,929	
Total adjustments		(8,455)
Net cash provided by operating activities		523,280
CASH FLOWS FROM FINANCING ACTIVITIES:		
Cash distributions to partners	(962,000)	
Net cash used for financing activities		(962,000)
Net Decrease in Cash and Cash Equivalents		(438,720)
Cash and Cash Equivalents at Beginning of Year		4,337,693
Cash and Cash Equivalents at End of Year		$ 3,898,973

See Auditors' Report.
See Accompanying Notes to Financial Statements.

NOTE 1 – NATURE OF OPERATIONS and SIGNIFICANT ACCOUNTING POLICIES

A. The Limited Partnership was formed in the State of Delaware on January 4, 1999 and is a registered broker-dealer with the SEC and is a member of FINRA. The Limited Partnership is a non-issuer (introducing) broker-dealer and serves as an investment advisor and provides related investment services and activities such as seminars and conferences.

Effective June 1, 1999, the Partnership purchased the broker-dealer license from Eric Equities, Inc. As of June 1, 1999 all of Eric Equities, Inc.'s security and annuity activities were transferred to Crown Capital Securities, L.P. and Crown Capital Securities, L.P. commenced business as a broker/dealer. As of December 31, 2009 the Partnership is registered in fifty states and in Washington, D.C.

B. The Partnership has entered into a an expense reimbursement service agreement with Consolidated Brokerage Services, Inc. (a California corporation), where Consolidated Brokerage Services, Inc. provides professional and administrative personnel and various office services for the Partnership. In addition to the expense reimbursements the Partnership pays a monthly processing fee to Consolidated Brokerage Services, Inc. (Note 6)

C. All transactions are recorded using the accrual method of accounting.

D. Management has reviewed the December 31, 2009 commission receivable balance of $1,580,622. All receivables have been collected within 30 days following the close of the year. As such, no allowance for bad debts has been included in the statements. Approximately $355,953 of the commissions receivable as of December 31, 2009 were held in various brokerage escrow accounts with Pershing LLC which also serves as the Partnership's clearing broker-dealer and which maintains custodial accounts of the Partnership's customers.

E. Commissions are reflected as income when earned on a trade-date basis and commissions due to broker-dealer sales representatives are recorded as an expense on that same basis.

F. Advertising costs are expensed as incurred. Advertising expense for the year ended December 31, 2009 is $105,089.

G. All material tax effects of the Partnership's income or loss are passed through to the partners individually; therefore, no provision for income tax is reflected on these statements.

H. The Statement of Cash Flows is prepared on the cash and cash equivalent basis using the indirect method. For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity of one month or less to be cash equivalents.

I. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

J. The Partnership's financial instruments are cash and cash equivalents, commissions receivable, and commission payable which approximate their estimated fair values based on their short-term nature.

The recorded values of loans receivable approximate their fair values, as interest approximates market rate. However, Management intents to discount the loans 20% per year in lieu of receiving principal payments if the terms of the loan agreements are met by the borrower.

See Auditors' Report.

NOTE 2 – CASH AND CASH EQUIVALENTS

As of December 31, 2009 cash and cash equivalents consist of:

Cash in Union Bank of California	$ 3,898,793
Certificates of Deposit: None	-
Total	$ 3,898,793

During the year the Partnership purchased various short-term 30 day Certificates of Deposit that have all matured as of December 31, 2009. All Certificates of Deposit were purchased and redeemed through UnionBanc Investment Services, LLC.

NOTE 3 – CONFERENCE DEPOSITS

The conference deposits of $180,584 at December 31, 2009 are for attendance fees received for participation in Crown Capital Securities, L.P.'s Marketing Programs in 2010.

NOTE 4 – CONTINGENT LIABILITY

The Partnership acts as an agent in selling tax-sheltered annuities for certain insurance companies. In the event of cancellation of any tax-sheltered annuity contracts by the purchasers, the Partnership may incur a liability for return of unearned commissions. However, the number of cancellations experienced by the Partnership to date has been insignificant.

NOTE 5 – OPERATING LEASES

The Partnership leases office space in Orange, California. The lease was amended in November 2009 and expires in May 2015. The amended lease had a provision were the Landlord has waived rent from November 2009 through May 2010. The Partnership also leases some office equipment through August 2011. The following is a schedule by years of the remaining future minimum lease obligation payments for the years ending December 31: 2010 - $140,020; 2011 - $235,999; 2012 - $242,119; 2013 - $251,804; 2014 - $261,876 and 2015 - $112,728.

NOTE 6 – RELATED PARTY TRANSACTIONS

Various administrative and office services for the Partnership are performed by Consolidated Brokerage Services, Inc. (CBS) pursuant to a service agreement that requires the monthly reimbursement of operating expenses and a monthly processing fee of $2,500 to be paid by the Partnership. CBS provides professional and administrative personnel, and various other office services. The individual that is the 100 percent owner of Consolidated Brokerage Services, Inc. also has an ownership interest in Delta Capital Holdings, LLC and Delta Broker Holding, LLC, which are the general and limited partners (respectively) of Crown Capital Securities, L.P. During the year ended December 31, 2009, the Partnership paid $2,815,956 to Consolidated Brokerage Services, Inc. for the reimbursement of the various administrative and office expenses and processing fees pursuant to the service agreement.

The Partnership records the service agreement payments by expense categories consisting of: personnel, facilities and equipment, and various other general and administrative expense categories.

See Auditors' Report.

NOTE 6 – RELATED PARTY TRANSACTIONS (continued)

The Partnership also has an affiliation agreement with Crown Capital Insurance Agency, L.L.C. (CCIA), where CCIA agrees to provide the Partnership with the exclusive use of the licenses that the Partnership reasonably requires to operate its business as a full-service broker/dealer and investment advisor. In consideration for CCIA providing the use of the licenses, the Partnership shall advance funds to or reimburse CCIA for any and all expenses CCIA incurs with obtaining or maintaining the licenses, or otherwise in connection with the licenses.

During the year ended December 31, 2009, the Partnership paid CCIA $7,600 as reimbursement for expenses.

NOTE 7 – STATEMENT OF CASH FLOWS

A. Supplemental disclosure of Cash Flow information:

Cash paid during the year for:

Interest Expense	$ 15,267
States Income Taxes	$ 16,976

Supplemental schedule of noncash investing and financing activities: none.

NOTE 8 – CONCENTRATIONS OF CREDIT RISK

Financial instruments, which potentially expose the Company to concentrations of credit risk, consist primarily of:

A. Commissions Receivable

Most of the Partnership's business activity, selling various types of registered securities and investments on a commission basis, is done through regulated investment companies located nationwide.

B. Cash Accounts

The Partnership maintains its general non-interest earning cash account in Union Bank of California and periodically purchases various short term certificates of deposit from other banks through UnionBanc Investment Services, LLC.

Pursuant to the current insurance provisions of the Federal Deposit Insurance Corporation (FDIC), non-interest bearing transaction bank accounts are insured for the entire balance as of December 31, 2009. The unlimited insurance coverage is temporary and will remain in effect through June 30, 2010. All interest bearing accounts at each respective participating FDIC-insured bank are also insured up to $250,000 per depositor through December 2013. Accordingly, the Partnership did not have any excess uninsured cash balances as of December 31, 2009.

NOTE 10 – NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to allowable net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net allowable capital of $3,121,552, as computed in supplementary schedule I, which was $2,974,244 in excess of its required net capital of $147,329. The Company's liabilities to net capital ratio was .70795 to 1.

NOTE 11 – CONTINGENCIES AND UNCERTANTIES

As of December 31, 2009 the Partnership has been named as a defendant in FINRA arbitration dispute case for the approximate amount of $30,000 which the Partnership intends to defend itself against but the outcome is yet uncertain. Such arbitration proceedings are not uncommon in the broker-dealer industry and usually involve claims that the Partnership either defends itself successfully or has settled them at amounts below their insurance premium deductible of $25,000. There is also a pending settlement and mutual release agreement for $14,000 with a client that has not yet responded. Management has elected not to accrue any contingent loss reserve as the amounts are not material to the financial statements as a whole.

SUPPLEMENTARY INFORMATION

CROWN CAPITAL SECURITIES, L.P.
SUPPLEMENTAL SCHEDULES
December 31, 2009

SCHEDULE I

Computation of net capital pursuant to Rule 15c3-1:

Total Partners' Capital		$ 3,486,051
Liabilities subordinated to claims of general creditors		-
Total capital and allowable subordinated liabilities		3,486,051
Less non-allowable assets:		
Commissions receivable	$ 165,795	
Loans receivable	63,577	
Prepaid insurance	95,076	
Deposits – other	7,730	
Total non-allowable		332,178
Less other deductions:		
Fidelity bond deductible		32,321
Net capital		$ 3,121,552

SCHEDULE II

Computation of reserve requirement pursuant to Rule 15c3-3:

The Partnership is exempt from any reserve computation requirements under the exemption provided for in Rule 15c3-3(k)(2)(ii).

SCHEDULE III

Information relating to the possession or control requirements under Rule 15c3-3:

The Partnership clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

The Partnership is exempt from possession or control requirements under the exemption provided for in Rule 15c3-3(k)(2)(ii).

SCHEDULE IV

Reconciliation of net capital computation to the reserve computation pursuant to Rule 17a5(d)(4):

The Partnership is exempt from any reserve requirements under Rule 15c3-3(k)(2)(ii). Accordingly, no computation or reconciliation is required.

See Auditors' Report.

CROWN CAPITAL SECURITIES, L.P.
SUPPLEMENTAL SCHEDULE V
December 31, 2009

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

	Partners' Capital	Non-Allowable Items	Net Capital
Unaudited Fourth Quarter, Focus Report, 12/31/2009	$ 3,471,531	$ (310,743)	$ 3,160,788
Subsequent Audit Adjustments:			
Increase/(Decrease) in Revenue:	410,594	-	410,594
Decrease/(Increase) in Expenses:	(396,074)	-	(396,074)
Assets:			
Commissions Receivable (N/A)	-	(56,924)	(56,924)
Other Reductions: Fidelity Bond Provision	-	3,168	3,168
Net Capital, 12/31/09	$ 3,486,051	$ (364,499)	$ 3,121,552

See Auditor's Report.

CERTIFIED · PUBLIC · ACCOUNTANTS

Bates
Coughtry
Reiss
LLP

Serving Growing
Companies Since 1967

David L. Bates
Wayne R. Coughtry
(1936 - 1997)
Stephen P. Janowicz*
Kenneth J. Liekhus*
Jeffrey P. Reiss

Brian D. Bates
Steve Bertolucci
Robyn R. Bjorklund
Kathy Evans
Lori Henderson
Debra L. Howe
Shawn B. LaBurn
Louis H. Lopez
Judith A. Pappe
(1946 - 2005)

*Professional Corporation

Independent Accountants' Supplementary SEC Compliance Letter

Management
Crown Capital Securities, L.P.
725 Town & Country Road, Suite 530
Orange, CA 92868

We have examined the answers to the financial questionnaire Form X-17A-5 Part IIA of Crown Capital Securities, L.P. as of December 31, 2009 and have recomputed and reconciled portions thereof as reported on the separate supplementary schedules I and V and did not find any existing material differences.

This supplementary letter, which contains comments not considered necessary for a fair presentation of the financial statements or for the schedules and other data and information included in Form X-17A-5 Part III, is being furnished as a summary of the compliance with the audit requirements of the Securities and Exchange Commission.

Our consideration of the Partnership's internal control over financial reporting can be found in the separate internal control report issued pursuant to SEC Rule 17a-5 for a Broker-Dealer claiming an exemption from SEC Rule 15c3-3.

The Partnership is exempt from many of the Securities and Exchange Commission Broker-Dealer requirements because they clear all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmit all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

The Partnership does not take delivery of nor provide safekeeping for customer securities. Therefore, no box counts were necessary during the period covered by this audit.

Bates Coughtry Reiss LLP

Brea, CA
February 24, 2010

2601 Saturn Street, Suite 210 • Brea, California 92821-6702 • Telephones 714·871·2422 • 800·214·2727 • FAX 714·871·2676

C E R T I F I E D · P U B L I C · A C C O U N T A N T S

Bates
Coughtry
Reiss
LLP

Serving Growing
Companies Since 1967

David L. Bates
Wayne R. Coughtry
(1936 - 1997)
Stephen P. Janowicz*
Kenneth J. Liekhus*
Jeffrey P. Reiss

Brian D. Bates
Steve Bertolucci
Robyn R. Bjorklund
Kathy Evans
Lori Henderson
Debra L. Howe
Shawn B. LaBurn
Louis H. Lopez
Judith A. Pappe
(1946 - 2005)

*Professional Corporation

Independent Accountants' Report on Internal Control Pursuant to SEC Rule 17a-5

Management
Crown Capital Securities, L.P.
725 Town and Country Road, Suite 530
Orange, CA 92868

In planning and performing our audit of the financial statements and supplemental schedules of Crown Capital Securities, L.P. (a Delaware Limited Partnership), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safe guarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2601 Saturn Street, Suite 210 • Brea, California 92821-6702 • Telephones 714·871·2422 • 800·214·2727 • FAX 714·871·2676

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Partnership's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the PCAOB, the Financial Industry Regulatory Agency (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brea, California
February 24, 2010

Bates Coyle Reiss LLP

C E R T I F I E D · P U B L I C · A C C O U N T A N T S

Bates
Coughtry
Reiss
LLP

Serving Growing
Companies Since 1967

David L. Bates
Wayne R. Coughtry
(1936 - 1997)
Stephen P. Janowicz*
Kenneth J. Liekhus*
Jeffrey P. Reiss

Brian D. Bates
Steve Bertolucci
Robyn R. Bjorklund
Kathy Evans
Lori Henderson
Debra L. Howe
Shawn B. LaBurn
Louis H. Lopez
Judith A. Pappe
(1946 - 2005)
*Professional Corporation

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Management
Crown Capital Securities, L.P.
725 Town & Country Road, Suite 530
Orange, CA 92868

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T),] to the Securities Investor Protection Corporation (SIPC), which was prepared by you, for the Year Ended December 31, 2009, which were agreed to by Crown Capital Securities, L.P. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Crown Capital Securities, L.P.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Crown Capital Securities, L.P.'s management is responsible for Crown Capital Securities, L.P.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T, which you prepared, with the respective cash disbursements records entries in the Partnership's "Cash in Bank" Check Register and referenced as check # 5734 in the amount of $15,664 noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers consisting of the Profit and Loss Report for December 31, 2009 noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers by comparing the Profit and Loss Reports for the periods ending June 30, 2009 and December 31, 2009 which support the adjustments noting no differences; and

5. Compared for an overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed and there was no overpayment to be applied.

2601 Saturn Street, Suite 210 • Brea, California 92821-6702 • Telephones 714·871·2422 • 800·214·2727 • FAX 714·871·2676

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brea, California
February 24, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

017264 FINRA DEC
CROWN CAPITAL SECURITIES LP 16*16
725 W TOWN AND COUNTRY RD STE 530
ORANGE CA 92868-4728

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 22599.00

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (6935.00)

7-28-09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 15664.00

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 15664.00

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 15664.00

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Crown Capital Securities LP
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CEO
(Title)

Dated the 23 day of Feb , 2010 .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

See Independent Accountants' Report.

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending 12-31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 20970100

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 11930631

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 11930631

2d. SIPC Net Operating Revenues $ 9039469

2e. General Assessment @ .0025 $ 22599

(to page 1 but not less than $150 minimum)

See Independent Accountants' Report.

CROWN CAPITAL SECURITIES, L.P.

AUDITORS' REPORT

DECEMBER 31, 2009

Bates
Coughtry
Reiss
LLP

Serving Growing
Companies Since 1967

Certified Public Accountants
Brea, California